October 30, 2015

VIA EDGAR	CONFIDENTIAL SUBMISSION

Draft Amendment No. 1 to Registration Statement	Pursuant to Title I
Ms. Maryse Mills-Apenteng	Section 106 under the
Special Counsel	Jumpstart Our Business Startups Act

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Confidential Submission of Draft Amendment No. 1 to Registration Statement on Form S-1 for Monster Digital, Inc./ Draft Registration Statement on Form S-1 Submitted August 12, 2015 CIK No. 0001551986

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit draft Amendment No.1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act for non-public review by the Staff of the Securities and Exchange Commission (the “Staff”) prior to the public filing of the Amended Registration Statement.

On behalf of the Company, we hereby provide responses to comments (the “Comments) of the Staff issued in a letter dated September 8, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Draft Registration Statement on Form S-1 as submitted to the Staff on August 12, 2015.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Amended Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Amended Registration Statement.

General

1. We note your disclosure that Syrma, the company you propose to acquire, is owned by the brother of Jawahar Tandon, your Chief Executive Officer. We also note that your COO, President and Director Vivek Tandon is the son of Jawahar Tandon and that Devinder Tandon, one of your principal shareholders and former director, co-owns Tandon Enterprises, which has provided loans, operational and other support to your business. Please revise your disclosure to clarify these relationships in the summary and specifically name the owner of Syrma, identify him as Jawahar Tandon’s brother, and include a cross-reference to the risk factors relating to the Syrma acquisition. Since you plan to use a portion of the proceeds from this offering to purchase Syrma, it appears that you should expand your disclosure in the summary and risk factors to identify any material risks to your business resulting from these related party transactions.

Please note that by mutual agreement between Syrma and the Company dated September 30, 2015, the proposed acquisition of Syrma by the Company was terminated. As such, ass references to the potential acquisition of Syrma have been removed from the Amended Registration Statement.

2. Your filing indicates that a material portion of Syrma’s revenues for the periods presented are derived from related party transactions. Please revise throughout to ensurethat the nature of Syrma’s existing revenue stream and corresponding risks are clearly disclosed.

As noted above, the proposed acquisition of Syrma is terminated.

3. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

The financial statements and related financial information in the Amended Registration Statement have been updated to comply with Rule 3-12 of Regulation S-X.

4. With respect to every third-party statement in your prospectus, such as the Global Industry Analysts and HIS iSuppli reports, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether any of the reports were prepared for you.

We will provide supplementally hard copies of those relevant portions third party reports referenced in the Amended Registration Statement marked to highlight the applicable portion containing the statistic, and cross-referenced to the appropriate location in the Amended Registration Statement. The Amended Registration Statement discloses the report dates of each such report. Please note that none of these reports were prepared for the Company.

Prospectus Summary

General

5. The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by briefly discussing the most significant risks associated with your business, including the fact that your auditors have expressed substantial doubt about your ability to continue as a going concern, the circumstances under which the Syrma acquisition could be terminated, and the most significant risks and challenges related to Syrma’s business.

Revisions in response to the Staff’s comment have been made to the prospectus summary.

6. Please expand this section to provide a separately captioned section briefly discussing the most significant aspects and implications of your agreements with Tandon Enterprises, a related party, and describe your anticipated future relationship with that entity in light of the proposed Syrma acquisition. Include a cross-reference to an appropriate section of your prospectus, such as Business, where these agreements are described greater detail.

Revisions in response to the Staff’s comment have been made to the prospectus summary.

7. Please expand your summary to disclose the percentage of voting stock that your principal stockholders and management will own after completion of the offering.

Revisions in response to the Staff’s comment has been made to the prospectus summary.

Monster License Agreement, page 3

8. With regard to your disclosure of your relationship with Monster, please expand your discussion to briefly explain that, consistent with your disclosure on page 11, your partnership does not restrict Monster, Inc. from competing against you by offering its own line of memory products.

Revisions in response to the Staff’s comment have been made to the prospectus summary.

Industry Data, page 5

9. We note the disclaimer that industry and market share data you cite and estimates and beliefs based on that data in the prospectus may not be reliable. Since you may not disclaim responsibility for information that you have chosen to include in the prospectus, please revise to remove the disclaimers.

Revisions in response to the Staff’s comment have been made to this section of the Amended Registration Statement.

Risk Factors, page 9

10. You indicate that you have not adopted any formal procedures governing the review and approval of related-party transactions. In light of the significant contractual relationships with related parties, please revise to include an appropriately captioned risk factor alerting investors to this fact and to the risks relating to the fact that such agreements were not reviewed or approved by your audit committee, and discuss the resulting risks to your business.

Revisions in response to the Staff’s comment have been made to page 20 of the Amended Registration Statement.

11. Please tell us what consideration you have given to including a separately captioned risk factor in your filing addressing the impact of the exclusive forum provision on investors.

Please note that the previous disclosure regarding the exclusive forum provision was factually incorrect as the Company’s Certificate of Incorporation does not contain such a provision. As such, this has been stricken from the Amended Registration Statement.

“In our memory storage industry, products are typically characterized …, ” page 13

12. You refer to your gross margin in the caption and body of this risk factor and reference factors that may impact your margin negatively. Expand your disclosure here to provide quantitative context regarding your operating margin for the periods presented.

Revisions in response to the Staff’s comment have been made to page 15 of the Amended Registration Statement.

“Because we protect some of our retail customers and distributors …,” page 16

13. Please revise this risk factor to quantify the impact of your price protection policies. In this regard, we note your statements on page 48 that you offered “abnormally large discounts” in the form of market development credits and other liberal allowances during the year and that these allowances, along with price protection and return allowance, which effectively reduced the selling prices to these customers, totaled $3.4 million, or 21% of gross sales before these allowances, during 2014.

Revisions in response to the Staff’s comment have been made to page 18 of the Amended Registration Statement.

“A substantial portion of our sales have been made to customers …,” page 16

14. You state that Rite Aid, Walgreens, InMotion and Fry’s each accounted for more than 10% of total revenues for the three months ended March 31, 2015, and that Sam’s Club accounted for over 10% of your net sales for the year ended December 31, 2014. Please specifically disclose the percentage of revenue attributable to each customer for the periods referenced both here and in the business section.

Revisions in response to the Staff’s comment have been made to pages 1, 18 and 51 of the Amended Registration Statement.

“Our operations are vulnerable because we have limited redundancy … ,” page 19

15. You state that interruptions in your computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. Additionally, on page 22 you state that Syrma has experienced work stoppages and similar disruptions in India. Please revise the body of these risk factors to describe with more detail the specific instances in which you experienced such stoppages and disclose, if material, the impact they had on your business. Also, revise the captions to clarify that you have experienced stoppages in the past.

Please note that the previous disclosure that interruptions in the Company’s computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system was factually incorrect. We are informed that no such interruptions have occurred. Appropriate revisions have been made on page 21 of the Amended Registration Statement.

“Syrma relies on a relatively small number of customers for a substantial …,” page 20

16. We note your disclosure on page F-50 describing Syrma Technologies Singapore Pvt. Ltd. as a related party under the same management. Please expand your disclosure here to describe the relationship between Syrma Technologies Singapore Pvt. Ltd. and Syrma and specifically disclose the percentage of revenue attributable to this customer.

As noted above, the proposed acquisition of Syrma is terminated.

“We will incur significant transaction and acquisition-related costs …,” page 23

17. To provide context to the information presented in this risk factor, please expand your discussion to provide quantitative data on the costs you expect to incur in connection with the Syrma acquisition.

As noted above, the proposed acquisition of Syrma is terminated.

“We have identified a material weakness in our internal control …,” page 27

18. Please disclose the costs, if material, associated with your efforts to remediate your material weakness in internal control over financial reporting.

We are informed that the costs associated with the Company’s efforts to remediate its material weakness in internal control over financial reporting are not material and therefore no changes to the Amended Registration Statement have been made.

Use of Proceeds, page 31

19. It appears that you have no plan for a substantial portion of the offering and, in the event the Syrma acquisition is not consummated, no specific plan at all. Refer to Instruction 7 to Item 504 of Regulation S-K and discuss more specifically how you will use the proceeds from the offering should the Syrma acquisition not be consummated.

As noted above, the proposed acquisition of Syrma is terminated. Revisions in response to the Staff’s comment have been made to page 29 of the Amended Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Fina ncial Information, page 38

20. Please explain why you have not provided any adjustments in the unaudited pro forma condensed combined statements of operations.

As noted above, the proposed acquisition of Syrma is terminated and thus no such pro forma information is presented in the Amended Registration Statement.

21. We note that you have included the preliminary purchase price adjustment (a) as “Deposits and other assets” in the unaudited pro forma condensed combined balance sheet. Please revise your disclosures to allocate the preliminary purchase price adjustment to specific identifiable tangible/intangible assets and liabilities. In addition, please revise to provide a description of the valuation techniques and significant inputs used to determine the fair value of the identifiable assets and liabilities used in your preliminary purchase price allocation. In tabular form, show how the purchase price was allocated.

As noted above, the proposed acquisition of Syrma is terminated and thus no such pro forma information is presented in the Amended Registration Statement.

22. We note that adjustment (e) reflects the net shares issued after March 31, 2015 under the rights offering. Please explain your basis for including the proceeds from the rights offering as part of your summary unaudited pro forma condensed combined financial information.

As noted above, the proposed acquisition of Syrma is terminated and thus no such pro forma information is presented in the Amended Registration Statement.

23. Please clarify whether Tancom Electronics Private Limited will continue to hold preferred stock in Syrma after the acquisition. Explain whether the preferred stock should be presented as a non-controlling interest in the unaudited pro forma condensed combined balance sheet and a portion of the net income/ (loss) attributable to the non- controlling interest should be presented in the unaudited pro forma condensed combined statement of operations.

As noted above, the proposed acquisition of Syrma is terminated and thus no such pro forma information is presented in the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

24. Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenge s and risks. Refer to Section III.A of SEC Release 33-8350. This comment also applies to the MD&A overview for Syrma on page 51.

Revisions in response to the Staff’s comment have been made to pages 35-37 of the Amended Registration Statement. As noted above, the proposed acquisition of Syrma is terminated and thus no MD&A for Syrma is presented in the Amended Registration Statement.

26. We note from your disclosures on page 13 that products in your industry are typically characterized by average selling prices. Please revise to disclose the average selling price per unit for each period presented. This appears to be important information necessary to understanding and evaluating your results of operations. In addition, a discussion of any trends or uncertainties such as changes in the average selling price and seasonality would also appear to be important information to the users of your financial statements. We refer to your Section III.B.1 of SEC Release No. 33-8350.

As noted above, the proposed acquisition of Syrma is terminated. Revisions in response to the Staff’s comment have been made to page 37 of the Amended Registration Statement.

Results of Operations, page 44

27. Please consider quantifying changes to the financial statement line items on a period- over-period percentage change. Refer to SEC Release No. 33-8350.

Revisions in response to the Staff’s comment have been to the Amended Registration Statement.

28. We note from your disclosures on page 48 that the increase in net sales is attributable primarily to an increase in the number of product units sold, an increase in the customer base and expanded product offerings. Please revise to quantify the amount tha t each source contributed to a material change in your revenues. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to Section III.D of SEC Interpretive Release 33-6835.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement.

29. Please revise your disclosures to clarify the extent to which changes in your revenues are attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement.

30. Please clarify your disclosures on page 52 that indicate the decrease in net sales is attributable primarily to lower product sales both domestic and export sales, partially offset by higher trading sales.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement.

Liquidity and Capital Resources, page 50

31. Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day’s sales outstanding and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Revisions in response to the Staff’s comment have been to the Amended Registration Statement.

32. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. Quantitative information about your financial requirements and the amount of cash on hand as of the date of your filing will help investors assess the company’s financial condition and the likelihood you will be able to conduct operations without additional funding. We refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

Revisions in response to the Staff’s comment have been made to page 45 of the Amended Registration Statement.

33. You state that in March 2015, Marquette Commercial Finance notified you of its intent to terminate a finance contract and that it will continue to finance sales transactions with specific customers until such time that you are able to establish a credit facility with a different finance company. Please consider expanding your disclosure to explain the reason(s) why the credit facility was terminated, and describe whether the agreement that Marquette will continue to finance certain sales transactions is evidenced by a written agreement.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement.

34. You refer to your finance facility with Bay View Funding, and disclose the maximum amount of funding available thereunder. Please expand your disclosure to state the balance owed on this facility. Also, tell us what consideration you gave to filing the financing agreements with Bay View Funding and Brookridge Funding. Refer to Item 601(b)(10) of Regulation S-K.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement. The financing agreements with Bay View Funding and Brookridge Funding as filed as Exhibits 10.7 and 10.8 to the Amended Registration Statement.

35. Please revise to include tabular disclosure of your contractual obligations. We refer you to Item 303(a)(5) of Regulation S-K.

Revisions in response to the Staff’s comment have been made to page 46 of the Amended Registration Statement.

Critical Accounting Policies and Estimates, page 54

36. Please revise to disclose the following information with respect to your common stock valuations:

☐ The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

☐ The extent to which the estimates are considered highly complex and subjective.

☐ The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Revisions in response to the Staff’s comment have been made to pages 47 and 48 of the Amended Registration Statement.

Internal Control over Financial Reporting, page 56

37. You state that you expect to complete the remediation of material weaknesses as soon as practical upon completion of the offering. Please disclose a more specific timeline for the planned remediation of the weaknesses you reference in this section.

Revisions in response to the Staff’s comment have been made to page 49 of the Amended Registration Statement.

Business, page 58

38. You state that electronic data storage has become one of the fastest growing segments of the consumer electronics industry. Please provide us with substantiation for this description of the marketplace, and tell us whether your reference to “electronic data storage” includes consumer cloud-based services.

Revisions in response to the Staff’s comment have been made to pages 52 and 53 of the Amended Registration Statement. With respect to the question as to whether your reference to “electronic data storage” includes consumer cloud-based services, the reference does not included that. Please note that we are informed by the Company that it does not look at cloud based storage providers as competition to its portable electronic data storage solutions. The Company believes that cloud storage is actually a compliment to its business as it provides the consumer the opportunity to have physical “at hand” storage. The Company believes that many consumers prefer to have control of their content and not have it stored on a third-party server. Therefore, these customers need external/portable data stores solutions.

39. To ensure that your disclosures in this section more clearly distinguish your current operations from Syrma’s business that you plan to acquire, consider replacing the generic heading “EMS Business” with a more descriptive heading that references the acquisition of Syrma’s EMS Business. Since you do not currently operate an “EMS Business” the headings used in this section should clearly reflect this.

As noted above, the proposed acquisition of Syrma is terminated.

40. We note your disclosure on page 76 stating that you have been granted a patent license and/or sublicense. To the extent material to your business, please provide a descriptionof the material aspects of your patent licenses. See Item 101(c)(1)(ix) of Regulation S-K.

Please note that the Company does not consider this patent to be material to its business and thus no description of the material perms of the patent license has been provided.

Manufacturing and Research Development, page 64

41. You state on page 47 that substantially all of your manufacturing is conducted offshore by a third party manufacturer. Please revise this section to identify the manufacturer, discuss the material terms of the agreement, and file the agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Please note that the previous disclosure that there is only one manufacturer that conducts substantially all of the Company’s manufacturing is factually incorrect. We are informed that there are multiple manufacturers for the Company’s products. Appropriate revisions have been made to the Amended Registration Statement.

Memory Storage Products, page 65

42. You state that your products are offered and supported by Monster, Inc.’s large global and retail distribution network, and that Monster, Inc.’s executive sales team has committed to introduce your Tandon Digital memory products to their key distributors and retail chains. Please expand your disclosure to provide additional specificity regarding the nature of this commitment and its impact, if any, on your operations or financial results.

Revisions in response to the Staff’s comment have been made to page 57 of the Amended Registration Statement.

43. We note your disclosure that you do not believe that your backlog as of any particular date is a reliable indicator of actual sales for any succeeding pe riod given that you typically accept orders subject to adjustment to reflect market conditions at the date of shipment. Tell us whether your historical backlog is material and, if so, please revise your disclosure to provide this information. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Please note that the Company does not consider its historical backlog to be material and therefore has not revised the Amended Registration Statement to provide the requested information.

Competition, page 66

44. Tell us what consideration you gave to discussing competitive challenges presented by companies offering cloud-based storage to consumers. To the extent that you conclude that such solutions overlap with yours, consider expanding your disclosures here and in your MD&A overview to summarize the risks and challenges to your business resulting from the emergence of these solutions and the steps your management is taking to address them.

As stated above, we are informed by the Company that it does not look at cloud based storage providers as competition to its portable electronic data storage solutions. The Company believes that cloud storage is actually a compliment to its business as it provides the consumer the opportunity to have physical “at hand” storage. The Company believes that many consumers prefer to have control of their content and not have it stored on a third-party server. Therefore, these customers need external/portable data stores solutions.

Employees, page 68

45. We note your disclosure that you have never experienced a work stoppage at any of your facilities, and that you consider your relationship with your employees to be good. Please clarify whether this statement also applies to Syrma’s experience. In this regard we note your risk factor disclosure on page 22 indicating that Syrma has experienced such disruptions.

As noted above, the proposed acquisition of Syrma is terminated.

Executive Compensation

Summary Compensation Table, page 73

46. We note that other than the chief executive officer, you have included disclosure for only one other named executive officer. Item 402(m)(2)(ii) of Regulation S-K requires disclosure for the two most highly paid executive officers other than the chief executive officer. Please revise or advise.

Revisions in response to the Staff’s comment have been made to page 66 of the Amended Registration Statement. Please note that the Company had only two executive officers in 2014.

Employment Agreements, page 73

47. You state that Mr. Tandon is paid a base salary of $250,000 and is entitled to an annual bonus of up to 30% of the base salary. Expand your disclosure to briefly describe the processes under which the bonus determinations are made. Refer to Item 402(o) of Regulation S-K.

Revisions in response to the Staff’s comment have been made to page 66 of the Amended Registration Statement.

Certain Relationships and Related Person Transactions

Other arrangements, page 76

48. You state that Jawahar Tandon, your Chief Executive Officer and founder, may be deemed to be a promoter within the meaning of SEC rules under the Securities Act. In light of Mr. Tandon’s status as a promoter, please ensure that your next amendment includes disclosure responsive to Item 401(g) of Regulation S-K.

Please vote that Mr. Tandon was not involved in any legal proceedings referred in items 401(f) or (g) of Regulation S-K.

49. We note your disclosure stating that Jawahar Tandon and Vivek Tandon were each indebted to your company in the amount of approximately $184,000 and $115,000, respectively, and that in August 2015, pursuant to an arrangement with Tandon Enterprises, you transferred these receivables to Tandon Enterprises, a related party, in consideration for an identical reduction in amounts owed by your company to Tandon Enterprises. Please tell us how these transactions comply with Section 13(k) of the Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer.

The Company respectfully submits that no credit was arranged. These loans were outstanding at the time the transition took place and remained outstanding thereafter. Since no extension of credit was involved in the transaction, the Company believes these transaction comply with Section 13(k) of the Exchange Act.

Syrma Acquisition, page 77

50. You state that your Chief Executive Officer has agreed to cancel that number of shares held by him equal to the number of shares of your common stock issued pursuant to the Syrma Acquisition. Expand your disclosure to describe the material terms of this agreement, any consideration provided to your CEO, and whether you intend to file the underlying written agreement evidencing this cancellation.

As noted above, the proposed acquisition of Syrma is terminated.

Principal Stockholders, page 81

51. Footnotes 1 and 2 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise to remove this disclaimer of beneficial ownership or tell us why such a disclaimer is appropriate.

Revisions in response to the Staff’s comment have been made to pages 75 and 76 of the Amended Registration Statement.

52. Please revise your table to include Devinder Tandon as a beneficial owner of your securities. Although we note that you reference Devinder Tandon in footnote 3 to your table, to the extent that Devinder Tandon is a beneficial owner of these securities, as defined in Exchange Rule 13d-3, it appears that he should also be listed in the table as a principal stockholder.

Revisions in response to the Staff’s comment have been made to page 75 of the Amended Registration Statement.

Tandon Digital, Inc. and Subsidiary

Consolidated Financial Statements

Note 1. Business Activity and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

53. We note from your disclosures on page 15 that you sell substantially all of your data storage products through distributors and retailers. Please clarify when you recognize revenues sold through your network of retailers and distributors. If revenue is recognized based on a sell-through model, tell us how you confirm that an end-user has purchased your product and the product has been delivered. Describe the type of evidence obtained from the retailers and distributors , and the timeliness of this evidence. In addition, we note that you offer price protection, sales returns and allowances and rebates. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

Revisions in response to the Staff’s comment have been made to page F-9 of the Amended Registration Statement.

54. We note from your disclosures on page 48 that in order to establish new relationships, you offered abnormally large discounts in the form of market development credits (MDF credits) and other liberal allowances during fiscal 2014. Please explain how you account for the MDF credits and other liberal allowances. Clarify how the MDF credits and other liberal allowances are classified in your consolidated statements of operations.

Revisions in response to the Staff’s comment have been made to page F-9 of the Amended Registration Statement.

Note 3. Debt Financing, page F-12

55. Please revise your disclosures to indicate whether there are any covenants associated with your line of credit and if so, whether you were in compliance with those covenants as of December 31, 2014 and March 31, 2015.

Revisions in response to the Staff’s comment have been made to page F-12 of the Amended Registration Statement.

Note 5. Stockholders Equity, page F-14

56. Please tell us your consideration of disclosing the methods used to determine the risk-free interest rate; expected life; volatility factor; and expected dividends for each period presented. We refer you to ASC 718-10-50-2(f).

Revisions in response to the Staff’s comment have been made to pages F-14 and F-15 of the Amended Registration Statement.

Note 9. Commitments and Contingencies, page F-17

57. We note that royalty expense is included as a component of selling and marketing expenses in the accompanying consolidated statements of operations. Please explain why you do not include the royalty expense as a component of cost of goods sold.

We are informed that the Company pays a royalty for using the brand “Monster” and gains brand recognition from the usage. As such, the Company classified this as a marketing expense.

58. We note that you are required to remit royalty payments to Monster, Inc. on or before the 30th day following the end of each calendar quarter. We further note that for the years ended December 31, 2013 and 2014, royalty expense amounted to $153,000 and $576,000, of which $133,000 and $491,000, respectively, are included in accrued expenses in the accompanying consolidated balance sheets. Please revise your disclosures to indicate whether you are in compliance with the royalty remittance policy for each period presented.

Revisions in response to the Staff’s comment have been made to page F-18 of the Amended Registration Statement.

Note 10. Subsequent Events, page F-17

59. We note from your disclosures that you entered into a definitive agreement in which you will acquire all of the shares of stock of the Syrma for $4 million in cash and $6 million in shares of common stock. Please revise your disclosures to clarify whether all shares of stock includes the outstanding shares of preferred stock.

As noted above, the proposed acquisition of Syrma is terminated.

60. We note that in July 2015, you entered into an agreement with a customer whereby you will pay a total of $835,000 owed to the customer for promotional and other credits related to sales that occurred in 2014. Please explain in greater detail the nature of these credits and why you entered into this agreement subsequent to fiscal 2014.

We are informed that with respect to this significant payment agreement with a customer, the amount due was related to a special, one-time volume discount and was an initial marketing and product introduction cost. These credits were recorded in fiscal 2014 and the payment arrangement was concluded in 2015 as the Company has an ongoing relationship with the customer who has made an accommodation for the Company to pay this amount over time.

61. Please revise your subsequent events footnote to discuss the executed term sheet with

Monster, Inc. that you entered into during August 2015.

Revisions in response to the Staff’s comment have been made to the Amended Registration Statement.

M/s. Syrma Technology Private Limited.

Consolidated Financial Statements

Statement Of Operations for years ended March 31, 2015 and 2014, page F-39

62. We note from your disclosures on page F-50 that you had related party sales of goods and services of $24,499 and $22,286 during fiscal 2015 and 2014. Please revise to separately disclose the amount of related party sales of goods and services on the face of your income statement. We refer you to ASC 235-10-S99.

As noted above, the proposed acquisition of Syrma is terminated.

Note 2. Significant accounting policies

Note. 2.4 Revenue recognition, page F-42

63. We note that your product revenues are recognized on an accrual basis as per the terms of the contract when the goods are delivered. We further note that revenue from service contracts are recognized on an accrual basis as per the terms of the contract when the services are rendered. Please revise your disclosures to indicate how you satisfy each of the criteria in ASC 605-10-S99-1.

As noted above, the proposed acquisition of Syrma is terminated.

64. Please quantify the amount of product and service revenues for each period presented. As part of your response, please tell us your consideration of separately disclosing product and service revenues on the face of your income statement for each period presented.

As noted above, the proposed acquisition of Syrma is terminated.

65. We note that in some contracts you provide your clients with a fixed-period warranty for material sales and right to return the product for various reasons such as dissatisfaction with the product. Please clarify how your accounting complies with the guidance in ASC 605-15-25-1 and 3.

As noted above, the proposed acquisition of Syrma is terminated.

Note. 3.2 Temporary Equity, page F-45

66. Please clarify your disclosures that indicate dividends on the preferred stock have been waived off by the preferred stock holders up to March 31, 2014. Tell us whether there have been any dividends on the preferred stock declared during the fiscal year ended March 31, 2015. Explain your disclosures on page F-48 that indicate that the financial statements do not reflect the proposed final dividend payable.

As noted above, the proposed acquisition of Syrma is terminated.

Note 6. Segment Information, page F-47

67. We note that you separately disclose revenues for your BPO operation, manufacture, trading and others. Please clarify whether these represent separate operating segments and if so, describe the factors used to identify the reportable segments and the basis of the organization. Tell us your consideration of presenting a measure of profit or loss if these represent separate reportable segments. In addition, tell us your consideration of disclosing your “Export sales” by geographic location and separately disclosing material sales to any individual foreign country.

As noted above, the proposed acquisition of Syrma is terminated.

Note 7. Loans, page F-47

68. We note that you have availed two different term loans repayable 3 and 5 years based on the tranche of the loan. Please revise your disclosures to describe the terms and conditions associated with these loans. We refer you to ASC 470-10-50.

As noted above, the proposed acquisition of Syrma is terminated.

Note 14. Commitments and Contingencies, page F-49

69. Please clarify the nature of your “Bank guarantees” and “Letter of Credit facility from Bank” contingencies.

As noted above, the proposed acquisition of Syrma is terminated.

70. Please revise to disclose whether you have any legal contingencies that would have a material impact on your business, financial position, results of operations or cash flows.

As noted above, the proposed acquisition of Syrma is terminated.

Recent Sales of Unregistered Securities, page II-1

71. Please tell us which Securities Act exemptions you intend to rely on in effecting the issuance of your common stock to the owners of Syrma and the facts relied upon to make the exemption available.

As noted above, the proposed acquisition of Syrma is terminated.

72. Revise your disclosures in this section to identify the specific exemption relied on for each issuance, and state the facts relied upon to make the cited exemptions available. Additionally, for each transaction other than those where you relied on Rule 701, tell us the number of non-accredited investors. Refer to Item 701 of Regulation S-K.

Revisions in response to the Staff’s comment have been made to pages II-2 and II-3 of the Amended Registration Statement.

Exhibits, page II-6

73. You indicate that you entered into an agreement to acquire all of the outstanding stock of Syrma. Please file the acquisition agreement as an exhibit to your registration statement, or advise. Refer to Item 601(b)(10) of Regulation S-K.

As noted above, the proposed acquisition of Syrma is terminated.

74. Please file your license agreement(s) with Monster, Inc., or provide your analysis for why such agreement is not required to be filed.

The requested Exhibit is filed as Exhibit 10.5 to the Amended Registration Statement.

75. We note your disclosures on page 68 and elsewhere in the filing pertaining to leases for your executive offices in Simi Valley and to Syrma’s lease in Chennai, India. Please tell us what consideration you gave to filing such agreements as exhibits.

The requested Exhibit with respect to Monster Digital is filed as Exhibit 10.6 to the Amended Registration Statement. As noted above, the proposed acquisition of Syrma is terminated.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,
Manatt, Phelps & Phillips, LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	Jawahar Tandon, Chief Executive Officer
David Olert, Vice President, Finance and Chief Financial Officer
Ralph DeMartino, Schiff Hardin, LLP